[Letterhead of Thompson Hine LLP]

May 19, 2016

By EDGAR and Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bryan J. Pitko Attorney Advisor

RE:	Rubicon Technology, Inc. (“Rubicon”) Revised Preliminary Proxy Statement on Schedule 14A

Filed May 18, 2016 by Paragon Technologies, Inc., et al.

File No. 001-33834

Dear Mr. Pitko,

On behalf of Paragon Technologies, Inc., GAD Partners Fund LP, GAD Capital Management LLC, Hesham M. Gad, Jack H. Jacobs, Deborah R. Mertz and Samuel S. Weiser (each, a “Filing Person” and collectively, the “Filing Persons”), we are responding to your additional comments provided to us orally on May 18, 2016 in connection with the revised preliminary proxy statement on Schedule 14A filed by the Filing Persons on May 18, 2016 (the “Proxy Statement”). Based on our discussions with you on May 18, 2016, the Proxy Statement has been revised to incorporate your additional comments and is being filed via EDGAR today.

The Filing Persons’ acknowledgement follows on the next page. Please direct any questions to me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork

Derek D. Bork

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 19, 2016

PARAGON TECHNOLOGIES, INC

/s/ Hesham M. Gad

Hesham M. Gad

Chief Executive Officer

GAD PARTNERS FUND LP,

by GAD Capital Management LLC, its general partner

s/ Hesham M. Gad

Hesham M. Gad

Managing Partner

GAD CAPITAL MANAGEMENT LLC

s/ Hesham M. Gad

Hesham M. Gad

Managing Partner

S/ HESHAM M. GAD

HESHAM M. GAD

/S/ JACK H. JACOBS

JACK H. JACOBS

/S/ DEBORAH R. MERTZ

DEBORAH R. MERTZ

/S/ SAMUEL S. WEISER

SAMUEL S. WEISER